[CBOE GLOBAL MARKETS, INC. LETTERHEAD]

May 1, 2018

Ms. Shannon Sobotka

Staff Accountant

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:                             Cboe Global Markets, Inc.

Form 10-K for the fiscal year ended December 31, 2017

Response Dated April 13, 2018

File No. 001-34774

Dear Ms. Sobotka:

On behalf of Cboe Global Markets, Inc. (the “Company”), we hereby respond to the comments provided by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated April 18, 2018.  For ease of reference, we have set forth your comment in bold below, with the Company’s response following the comment.

Form 8-K filed February 9, 2018

Exhibit 99.1

Combined Reconciliations, page 13

1.                        We note from your response to our prior comment that you propose to revise your presentation of your adjusted combined income statement reconciliation in your earnings release, which will still include a presentation of your combined results as if the Bats acquisition occurred at the beginning of the period(s) presented. Please clarify if these combined results represent a pro forma presentation under Article 11 of Regulation S-X as we note your disclosure on page 14 states that results on a combined basis are non-GAAP. Include within your response your proposed presentation in a tabular format.

Response: In response to the Staff’s comment, we advise that the combined results are presented on a non-GAAP basis and do not represent a pro forma presentation under Article 11 of Regulation S-X. We believe that the non-GAAP financial measures presented provide additional and comparative information to assess trends in our core operations and a means to evaluate period-to-period comparisons. These non-GAAP financial measures are provided as additional information to the investors. Please see the proposed updated form of tabular format in the attached Exhibit A.

We acknowledge our responsibility for the accuracy and adequacy of our disclosures. If you have any questions or would like to discuss this response, please contact the undersigned at 312-786-5600.

Sincerely,

CBOE GLOBAL MARKETS, INC.

By:	/s/ Brian N. Schell
Brian N. Schell
Executive Vice President, Chief Financial Officer
and Treasurer

Exhibit A

Reconciliation of GAAP and non-GAAP Information

Three Months Ended,
(in millions, except per share amounts)	March 31, 2017
Reconciliation of non-transaction revenue to non-GAAP (1):
Access fees	$
Exchange services and other fees
Market data fees
Regulatory fees
Other revenue
Non-GAAP adjustments		(2)
Combined non-transaction revenue	$
Total combined non-transaction revenue as a percent of combined revenues less cost of revenues (3)

Reconciliation of revenues less cost of revenues to non-GAAP:
Revenue less cost of revenues	$
Non-GAAP adjustments		(4)
Combined revenue less cost of revenues	$

Reconciliation of operating expenses to non-GAAP:
Operating expenses	$
Non-GAAP adjustments		(5)
Non-GAAP adjustments as detailed below
Adjusted combined operating expenses	$

Reconciliation of operating income to non-GAAP:
Operating income	$
Non-GAAP revenue adjustments		(6)
Non-GAAP expense adjustments as detailed below
Adjusted combined operating income	$
Adjusted combined operating margin (7)

Reconciliation of net income allocated to common stockholders to non-GAAP:
Net income allocated to common stockholders	$
Non-GAAP adjustments		(8)
Non-GAAP expense adjustments as detailed below
Adjusted combined net income allocated to common stockholders	$
Adjusted combined diluted EPS	$
Non-GAAP operating expense adjustments:
Compensation and benefits	$
Amortization of acquired intangible assets
Other
Total non-GAAP operating expense adjustments	$
Tax effect
Total non-GAAP operating expense adjustments, net of tax	$

(1) Total non-transaction revenue represents the sum of access fees, exchange services and other fees, market data fees, regulatory fees (net of Section 31 fees) and other revenue.

(2) Reflects adjustment to include the activity of Bats for January 1, 2017 through February 28, 2017 of $   million of access fees, $   million of exchange services and other fees, $   million of market data fees, $   million of regulatory fees and $   million of other revenue.

(3) The percentage of combined non-transaction revenue represents total combined non-transaction revenue divided by combined revenue less cost of revenue

(4) Reflects adjustments to include the activity of Bats for January 1, 2017 through February 28, 2017 of $   million of revenue less cost of revenues.

(5) Reflects adjustments to include the activity of Bats for January 1, 2017 through February 28, 2017 of $   million and adjustments to reduce Bats historical amortization of acquired intangibles by $   million and increase amortization of acquired intangibles by $   million

for the periods January and February 2017. Also reflects adjustments to reduce acquisition costs by $   million for Cboe historical and reduce professional fees for Bats historical by $   million which are costs associated with the Bats merger.

(6) Reflects adjustments to include the activity of Bats for January 1, 2017 through February 28, 2017 of $   million and adjustments to reduce Bats historical amortization of acquired intangibles by $   million and increase amortization of acquired intangibles by $   million for the periods January and February 2017. Also reflects adjustments to reduce acquisition costs by $   million for Cboe historical and reduce professional fees for Bats historical by $   million which are costs associated with the Bats merger.

(7) Adjusted combined operating margin represents adjusted combined operating income divided by combined revenue less cost of revenue.

(8) Reflects adjustments to include the activity of Bats for January 1, 2017 through February 28, 2017 of $   million and adjustments to reduce Bats historical amortization of acquired intangibles by $   million and increase amortization of acquired intangibles by $   million for the periods January and February 2017. Also reflects adjustments to reduce acquisition costs by $   million for Cboe historical, reduce professional fees for Bats historical by $   million which are costs associated with the Bats merger and $   million to adjust for the extinguishment of Bats historical debt as well as the income tax impact of the previous adjustments of $   million.